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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO SECTION 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 1999.

                                 PROTHERICS PLC
                 (Translation of Registrant's Name Into English)

                                Beechfield House
                            Lyme Green Business Park
                         Macclesfield Cheshire SK11 0JL
                                     England
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  [X]         Form 40-F  [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes  [ ]         No  [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82- _______________.

         Attached to the Registrant's Form 6-K for the month of October 1999 and incorporated by reference herein is the Registrant's announcement as reported to the Company Announcements Office of the London Stock Exchange on October 13, 1999.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         PROTHERICS PLC




Date: October 20, 1999                   By:  /s/ Barrington M. Riley
                                              ------------------------------
                                              Barrington M. Riley
                                              Finance Director








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                              [PROTHERICS GRAPHIC]


13 October 1999


                    FDA ACCEPTS DIGITAB(R) FILING FOR REVIEW

Protherics PLC, formed last month through the merger of Proteus International plc and Therapeutic Antibodies Inc, announces that the US Food and Drug Administration (FDA) has accepted for review its Product License Application
(PLA) and Establishment License Application (ELA) for DigiTAb(R), a product designed to treat the effects of digoxin toxicity. The FDA's acceptance of the filing triggers a milestone payment of US$250,000 from Altana, Inc., the Company's US marketing partner for DigiTAb(R).

Protherics developed DigiTAb(R) for treating digoxin intoxication. Digoxin, the most commonly prescribed form of digitalis, has been in use worldwide for many years to treat a range of heart conditions. However, digoxin has a narrow therapeutic range and can cause life-threatening toxicity as a result of both acute overdose and chronic poisoning. The Company estimates that 7,500 cases of digoxin toxicity occur annually in the US and Europe.

DigiTAb(R) has also been shown to be effective in the treatment of oleander poisoning. Oleander, a plant commonly found throughout the US coastal states and Southeast Asia, contains seeds and plant parts which are poisonous when ingested.

Protherics submitted the DigiTAb(R) PLA and ELA to the FDA this year on 31 July and 9 August respectively. The FDA's formal review process begins upon acceptance of the submission for filing. The FDA granted DigiTAb(R) the standard 12-month review indicating that it will complete its review of the applications within 12 months of the 9 August submission date.

The acceptance of the DigiTAb(R) applications marks the Company's second PLA and ELA acceptance by the FDA in the last 15 months. License applications for CroTAb(R), the Company's North American crotalid rattlesnake antivenom, were accepted by the FDA in July 1998 and are in the final stages of regulatory review.

Dr. Andrew Heath, Chief Executive of Protherics, commented:


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         "Protherics was formed to create a biopharmaceutical business focused on generating near term revenues to provide support for our ongoing research. The FDA's acceptance for review of the DigiTAb(R) applications is a milestone in this strategy. Altana is a strong marketing partner and, with its support, we are optimistic about the potential for DigiTAb(R). In addition, if approved for the treatment of oleander poisoning, DigiTAb(R) would be the only product available for this indication."

FOR FURTHER INFORMATION, PLEASE CONTACT:

Andrew Heath, Chief Executive                 Tel:     0171 606 8637
Protherics PLC                                Mobile:  0468 256 595

Stuart Wallis, Chairman                       Tel:     0171 553 1483
Protherics PLC

Laura Frost/William Clutterbuck               Tel:     0171 379 5151
The Maitland Consultancy





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BACKGROUND INFORMATION

The FDA application contains data from three clinical studies of DigiTAb(R): an ongoing study of DigiTAb(R) in digoxin overdose patients in the US and Europe, a trial in healthy volunteers comparing DigiTAb(R) to Digibind(R) and a study conducted in Sri Lanka in patients with oleander toxicity. Oleander is a plant commonly found throughout the US coastal states and Southeast Asia. The seeds and plant parts contain substances (e.g. oleandrin) that are closely related to digitalis and digoxin and cause similar toxic effects when ingested in sufficient quantities.

In 1986, Glaxo Wellcome plc introduced Digibind(R), a similar product, for the treatment of life-threatening digoxin intoxication. DigiTAb(R) will compete directly with Digibind(R) in the emergency medicine product market. DigiTAb(R) will have a broader application than Digibind(R) should the FDA approve the oleander indication.

PROTHERICS PLC

Effective 15 September 1999, Proteus International plc and Therapeutic Antibodies Inc announced the completion of the merger between the two companies to form Protherics PLC. Protherics, an international biopharmaceutical company, has two platform technologies, the development and production of immunotherapeutics and computer aided molecular design.

Protherics' corporate and research & development headquarters are located in Macclesfield, Cheshire, England. The Company's US office is located in Nashville, Tennessee. Laboratories are also located at the Medical College of St. Bartholomew's Hospital in London. The Company's products are manufactured at their production facilities in Australia and the United Kingdom for worldwide distribution. The Company's ordinary shares are listed on the London Stock Exchange.

An electronic version of this news release, as well as additional information about Protherics, is available at http://www.protherics.com on the Company's home page.


This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called "forward looking statements." These statements can be identified by introductory words such as "expects," "plans," "will," "estimates," "forecasts," "projects," or words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are used in discussing the Company's growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company's forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company's filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.




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